UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-8A

AMENDMENT NO. 1 TO
NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF THE
INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940, and in connection with such notification of registration submits the following information:

Name:	The Salomon Brothers Fund Inc

Address of Principal Business Office (No. & Street, City, State, Zip Code):

125 Broad Street, New York, New York 10004

Telephone Number (including area code):	(800) 725-6666

Name and address of agent for service of process:

Robert I. Frenkel, Esq.

300 First Stamford Place, 4th Floor

Stamford, Connecticut 06902

Copy to:

Sarah E. Cogan, Esq.

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017-3909

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:  YES* ☒   NO ☐

*	In connection with the conversion of the registrant from a closed-end management investment company to an open-end management investment company, the registrant,

The Salomon Brothers Fund Inc, a Maryland corporation, filed with the Securities and Exchange Commission a registration statement on Form N-1A, under and pursuant to the provisions of Section 8(b) of the Investment Company Act of 1940, as amended, on April 25, 2006. Pre-effective amendments to that registration statement were filed with the Securities and Exchange Commission on June 23, 2006 and June 29, 2006.

An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid control number. Filing of this Form is mandatory. Section 8(a) of the Act and the rules thereunder require investment companies to file a notification of registration. The information collected on Form N-8A is publicly available. The Commission staff uses the information in its regulatory, disclosure review, inspection, and policy making roles. Any member of the public may direct to the Commission any comments concerning the accuracy of the burden estimate of this Form and any suggestions for reducing the burden of the Form. The collection of information has been reviewed by the Office of Management and Budget in accordance with the clearance requirements of 44 U.S.C. § 3507.

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the city of New York and state of New York on the 29th day of June 2006.

[SEAL]	Signature:	The Salomon Brothers Fund Inc

(Name of Registrant)

BY:	/s/ R. Jay Gerken

Chief Executive Officer and Trustee
(Name of director, trustee or officer
signing on behalf of Registrant)

Attest:	/s/ Barbara Allen

(Name)

Assistant Secretary

(Title)